Mail Stop 4561

February 16, 2007

Craig Nagasugi
Chief Executive Officer
Digital Learning Management Corp.
680 Langsdorf Drive
Suite 203
Fullerton, CA 92831

Re: Digital Learning Management Corporation
        Revised Information Statement on Schedule 14C
        Filed on February 1, 2007
        File No. 0-26293

Dear Mr. Nagasugi:

    We have reviewed your responses and have the following comments. All
references to prior comments relate to our letter dated January 19, 2007.

Schedule 14C

General

1. We reissue prior comment 1. We are unable to concur with your assertion that the
    above-cited information statement is exempt from the proxy rules. Accordingly,
    please file a proxy statement on Schedule 14A.

Action 2: Share Exchange Agreement

2. Please refer to prior comment 8, which we reissue. We continue to believe that
    Item 14 of Schedule 14A is applicable to your proposal. Please revise the
    document to provide all of the information required by Item 14 of Schedule 14A
    with your next amendment.   This disclosure should include a complete discussion
    of the negotiation and terms of the share exchange agreement. See paragraph
    (b)(7) of Item 14.   Additionally, we specifically note that the financial
    statements required by Item 14 of Schedule 14A must also be

provided. In this regard, please ensure that you provide the information required by Items 14(c)(1) and (c)(2). Please note that the information required by these items includes, but is not limited to, financial statements that comply with Item 310(g) of Regulation S-B, descriptive information about the business and management's discussion and analysis for Digital Learning Management and similar information, including updated financial statements, for Yongxin. Note that pro forma information is also required pursuant to Item 14(b).

Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or Jeffrey Werbitt at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 561-514-0832
        Laura Anthony